Exhibit 21.1

SUBSIDIARIES OF PAYCOM SOFTWARE, INC.

Name of Subsidiary	Jurisdiction of Incorporation
WCAS Paycom Holdings, Inc.	Delaware
WCAS CP IV Blocker, Inc.	Delaware
Paycom Benefits, LLC	Delaware
Paycom Payroll Holdings, LLC	Delaware
Paycom Payroll, LLC	Delaware